Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
BLOCK LISTING SIX MONTHLY RETURN
Information provided on this form must be typed or printed electronically and provided to an ris.
Date: October 16, 2008

Name of applicant:	RANDGOLD RESOURCES LIMITED

Name of scheme:	Randgold Resources Share Option Scheme

Period of return: From:	April 2008 To: October 2008

Balance of unallotted securities under scheme(s) from previous return:	501,120 (five hundred and one thousand one hundred and twenty)

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	222,000 (two hundred and twenty two thousand)

Equals: Balance under scheme(s) not yet issued/allotted at end of period:	278,120 (two hundred and seventy eight thousand one hundred and twenty)

Name of contact:	D J HADDON

Telephone number of contact:	00 27 11 481 7214